PROCESSED

FEB 2 5 2002

THOMSON FINANCIAL P

Re: EXEn. ... -1029

INSIDER REPORT

02015104

SEE INSTRUCTIONS ON THE GREY AREAS ARE RESERVED

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: JILBEY ENTERPRISES LTD.

CUSIP No. IF KNOWN:

FILE No.:

SUPPL

2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER:

DATE OF LAST REPORT FILED OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER: DAY 01 MONTH 10 YEAR 01

DAY MONTH YEAR:

CHANGE FROM PREVIOUS REPORT YES ☐ NO ☒

3. INSIDER (BLOCK LETTERS)

GIVEN NAMES (IN ORDER): GERHARD WILLIAM

No. STREET APT.: BOX 6, SITE 9, R.R. #1

CITY: TRENTON

PROV.: NOVA SCOTIA POSTAL CODE: B0K 1X0

INSIDER NUMBER IF KNOWN:

CUSIP No.:

BUSINESS TELEPHONE NUMBER: 902 755-3245

CORRESPONDENCE: (QUEBEC AND FEDERAL ONLY) ENGLISH (1) ☒ FRENCH (2) ☐

CHANGE FROM PREVIOUS REPORT YES ☐ NO ☒

4. JURISDICTION(S) WHERE THE REPORTING ISSUER OR TH...

ALBERTA ☒ MA...
BANK ACT ☐ ON...
BRITISH COLUMBIA ☒ QUÉBEC
CBCA ☒ SASKATCHEWAN ☐
OTHERS: UNITED STATES SEC

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ, Ⓓ, Ⓔ AND Ⓕ ONLY, AND LIST SECURITIES OF ALL CLASSES HELD — SEE ALSO INSTRUCTION 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED	Ⓒ TRANSACTIONS SEC. CODE	DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ OWNERSHIP	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
Common SHARES	3,000		12/10/01	10	500		.10		3,500	2	
" "	3,500		17/10/01	10	1,000		.10		4,500	2	
" "	4,500		18/10/01	10	500		.10		5,000	2	
" "	5,000		29/10/01	10	1,000		.10		6,000	2	
" "	6,000		30/10/01	10	3,000		.10		9,000 *	2	
COMMON SHARES	10,000								10,000	1	NOTIX CORP. LTD.
COMMON SHARES	32,000								32,000	0	
COMMON SHARE OPTIONS									70,000	0	

ATTACHMENT YES ☐ NO ☒

6. REMARKS

SHARES HELD IN TRUST ACCOUNTS FOR MY SONS DICK P. FELDERHOF AND DAVID H. FELDERHOF.

7. SIGNATURE

NAME (BLOCK LETTERS): GERHARD WILLIAM FELDERHOF

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 06 MONTH 11 YEAR 01

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

KEEP A COPY FOR YOUR FILE.

01019

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

Re: EXEMPTION 82-1629

INSIDER REPORT

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: JILBEY ENTERPRISES LTD.

CUSIP No. IF KNOWN:

FILE No.

2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER:

DATE OF LAST REPORT FILED OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER: DAY 01 MONTH 11 YEAR 00

CHANGE FROM PREVIOUS REPORT YES [ ] NO [X]

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FELDERHOF

GIVEN NAMES (IN ORDER): GERHARD WILLIAM

No. STREET APT.: BOX 6, SITE 9, R.R. #1

CITY: TRENTON

PROV: NOVA SCOTIA POSTAL CODE: B0K 1X0

INSIDER NUMBER IF KNOWN: CUSIP No.

BUSINESS TELEPHONE NUMBER: 902 755-3245

CORRESPONDENCE (QUÉBEC AND FEDERAL ONLY): ENGLISH (1) [X] FRENCH (2) [ ]

CHANGE FROM PREVIOUS REPORT YES [ ] NO [X]

SEE INSTRUCTIONS ON THE BAC
GREY AREAS ARE RESERVED FOF

4. JURISDICTION(S) WHERE THE REPORTING ISSUER OR THE EQU.

- ALBERTA [X]
- BANK ACT [ ]
- BRITISH COLUMBIA [X]
- CBCA [X]
- MANITOB.
- ONTARIO
- QUÉBEC
- SASKATCHEWAN [ ]
- OTHER: UNITED STATES SEC

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ, Ⓓ, Ⓔ AND Ⓕ ONLY, AND LIST SECURITIES OF ALL CLASSES HELD -- SEE ALSO INSTRUCTION 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED	Ⓒ TRANSACTIONS: SEC. CODE	DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ OWNERSHIP	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
COMMON SHARES	3,000		12 01 01	10	500		.10		3,500	2	
" "	3,500		17 01 01	10	1,000		.10		4,500	2	
" "	4,500		18 01 01	10	500		.10		5,000	2	
" "	5,000		29 01 01	10	1,000		.10		6,000	2	
" "	6,000		30 01 01	10	3,000		.10		9,000*	2	
COMMON SHARES	10,000								10,000	1	VOTIX CORP. LTD.
COMMON SHARES	32,000								32,000	0	
COMMON SHARE OPTIONS									70,000	0	

ATTACHMENT YES [ ] NO [X]

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

6. REMARKS

SHARES HELD IN TRUST ACCOUNTS FOR MY SONS DICK. P. FELDERHOF AND DAVID H. FELDERHOF.

7. SIGNATURE

NAME (BLOCK LETTERS): GERHARD WILLIAM FELDERHOF

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 06 MONTH 11 YEAR 01

KEEP A COPY FOR YOUR FILE

01019

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE